No. 0048

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                        )

Enclosures:
Professional Staff plc — Fourth Quarter FY03 Preliminary Results dated 14th April 2003

PROFESSIONAL STAFF REPORTS PRELIMINARY UNAUDITED FOURTH QUARTER RESULTS
SIGNATURE

FOR: CONTACT:	Professional Staff plc Andrew Dixey CEO Professional Staff plc 44 1753 580 540

INVESTOR RELATIONS:	Betsy Brod/Jonathan Schaffer Brod Group LLC (212) 750 5800

FOR IMMEDIATE RELEASE

PROFESSIONAL STAFF REPORTS PRELIMINARY UNAUDITED FOURTH QUARTER RESULTS

LONDON, ENGLAND — April 14, 2003 — Professional Staff (Nasdaq: PSTF) today reported preliminary unaudited results for the fiscal 2003 fourth quarter ended March 31, 2003.

Based on a preliminary review of fourth quarter results, Professional Staff now anticipates fourth quarter revenues of approximately £19 million ($30 million) compared, on a sequential basis, to fiscal 2003 third quarter revenues of £22 million ($35 million). Net income, before goodwill impairment, will be a loss in the range of £1.5 million to £1.7 million ($2.4 million to $2.7 million) or a loss of £0.17 to £0.19 per share ($0.27 to $0.31). These results include one-time pre-tax charges of between £1.2 million and £1.3 million ($1.9 million and $2.1 million) relating to the write-off of under-utilized tangible fixed assets and surplus office space as well as additional headcount reductions as part of the Company’s previously stated strategy of managing its costs and staffing levels in-line with demand. The one-time charges will have no significant immediate cash impact.

Fourth quarter net income before one-time charges and goodwill impairment is expected to be a loss in the range of £0.3 million to £0.4 million ($0.5 million to $0.6 million) compared to a loss of £0.2 million in the third quarter of fiscal 2003.

These fourth quarter results will bring revenue for the fiscal year 2003 to approximately £89 million ($140 million) compared to £116 million ($183 million) for fiscal 2002, and net loss, before goodwill impairment, to between £1.6 million and £1.8 million ($2.5 million to $2.8 million) compared to a net loss before goodwill amortisation and impairment in fiscal year 2002 of £2.0 million ($3.2 million) (net loss for fiscal 2002 after goodwill amortisation and impairment was £11.5 million ($18.2 million)).

As part of its fiscal year end procedures, the Company will be performing an impairment review of its goodwill, currently standing at a net book value of £24 million ($38 million). Taking into account the losses sustained in the fourth quarter and the full fiscal year, as well as the wide disparity between the Company’s market value and net asset value, the Company expects to record a substantial non-cash goodwill impairment charge in its final audited results.

“After a relatively consistent earnings performance through the first three quarters of fiscal 2003, revenues in our three divisions declined sequentially in the fourth quarter,” commented Andrew Dixey, CEO of Professional Staff. “Weak market conditions in the U.S. and Europe resulted in a continuation of trends that we experienced in the third quarter including the further decline of our Communications Technology operations in the U.S. and ongoing weakness in the executive search business within our Science Division. Additionally, in the fourth quarter, we also experienced softer demand for other services within the Science Division and for services within our Interim Management Division.”

Mr. Dixey continued, “Despite the slowdown, we have made further progress in reviewing our operations and controlling costs. Cash flow remains positive, receivables are healthy, and our balance sheet remains very strong.

“The Company has introduced several measures in recent quarters to help address the impact of reduced market demand in each of its three primary divisions including diversification of service offerings, increased new business development efforts and marketing initiatives, tighter cost controls, and headcount reductions.”

Professional Staff expects to release final results for the fourth quarter of fiscal 2003 on or before May 8, 2003.

Professional Staff is a specialty staffing services company based mainly in the United Kingdom, the United States and a number of European countries, including Germany and France, providing temporary and permanent placement services to the communications technology, science and interim management sectors. Professional Staff’s ordinary shares are traded in the form of American Depositary Shares on the Nasdaq National Market.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond our control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as “will”, “anticipate”, “estimate” and similar expressions and include, among others, statements regarding our strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to: our ability to achieve and manage growth; risks associated with the acquisition of new businesses; the highly competitive nature of the temporary staffing industry; our ability to attract qualified technical professionals and retain key personnel; economic and business conditions in the UK, continental Europe and the United States; the success of our operating strategies; changes in government regulations; our ability to retain existing customers and to obtain new customers; fluctuations in exchange rates and demand for staffing services; and business risk management. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 6-K No: 0048

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 14th April 2003	By:

Name: Adèle Thorpe Title: Company Secretary